October 2013 Preliminary Terms No. 48 Registration Statement No. 333-177923 Dated September 24, 2013 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Fixed to Floating Rate Notes due October 23, 2028

Leveraged CMS Curve and S&P 500® Index Linked Notes

As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 9.00% per annum and (ii) in Years 2 to maturity: for each day that the closing value of the S&P 500® Index is at or above the index reference level, at a variable rate per annum equal to 4 times the difference, if any, between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”) as determined on the CMS reference determination date at the start of the related quarterly interest period; subject to the maximum interest rate of 9.00% per annum for each floating interest period and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in Year 1; however, for each interest period in Years 2 to maturity, the notes will not pay any interest with respect to the interest period if the CMS reference level is equal to or less than 0.00% on the related quarterly CMS reference determination date. In addition, if on any calendar day the index closing value is less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	At variable prices (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	October , 2013, subject to the business day convention
Original issue date:	October 23, 2013 ( business days after the pricing date), subject to the business day convention
Maturity date:	October 23, 2028, subject to the business day convention
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest:

In each case subject to the accrual period convention:

(i) from and including the original issue date to but excluding October 23, 2014: 9.00% per annum

(ii) from and including October 23, 2014 to but excluding the maturity date (the “floating interest rate period”): as described below.

For each interest period during the floating interest rate period, a variable rate per annum equal to the product of:

(a) leverage factor times the CMS reference level; subject to the minimum interest rate and the maximum interest rate; and

(b)  N/ACT; where,

“N” = the total number of calendar days in the applicable interest period on which the index closing value is greater than or equal to the index reference level (each such day, an “accrual day”); and

“ACT” = the total number of calendar days in the applicable interest period.

The CMS reference level applicable to an interest period will be determined on the related CMS reference determination date.

Beginning October 23, 2014, it is possible that you could receive little or no interest on the notes. If, on the related CMS reference determination date, the CMS reference level is equal to or less than the CMS reference strike, interest will accrue at a rate of 0.00% for that interest period. In addition, if on any day, the index closing value is determined to be less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. The determination of the index closing value will be subject to certain market disruption events.

Leverage factor:	4
Interest period:	Quarterly
Interest period end dates:	Interest payment date, provided that, notwithstanding the business day convention and solely for purposes of calculation of “N” and “ACT” above, the interest payment dates will be unadjusted.
Interest payment dates:	The 23rd of each January, April, July and October beginning January 23, 2014, subject to the business day convention and accrual period convention described below and in the accompanying product supplement 1-II.
Interest reset dates:	The 23rd of each January, April, July and October beginning October 23, 2014
CMS reference determination date:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest period.
Maximum interest rate:	9.00% per annum in any quarterly interest period during the floating interest rate period
Minimum interest rate:	0.00% per annum
CMS reference level:	30CMS minus 2CMS, expressed as a percentage. Please see “Additional Provisions—CMS Reference Level” below.
CMS reference strike:	0.00%
Index:	The S&P 500® Index
Index reference level:	, which is 75.00% of the index closing value on October 18, 2013
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Calculation agent:	JPMS
Terms continued on the following page
Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)	Proceeds to Issuer
Per Note	At variable prices	$35.00	$965.00
Total	At variable prices	$	$

(1)	The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such prices will not less be than $965.00 per note and not more than $1,000 per note. See “Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.”
(2)	JPMS or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to $35.00 per note depending on market conditions. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-II.

Investing in the notes involves a number of risks. See “Risk Factors” on page US-1 of the accompanying underlying supplement no. 1-I, “Risk Factors” on page PS-14 of the accompanying product supplement no. 1-II and “Risk Factors” beginning on page 9 of these preliminary terms.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

If the notes priced today the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $902.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $870.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this amended and restated preliminary terms for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read these preliminary terms together with the related underlying supplement no. 1-i, product supplement no. 1-II, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

Fixed to Floating Rate Notes due October 23, 2028

Leveraged CMS Curve and S&P 500® Index Linked Notes

Terms continued from previous page:
Index closing value:	The closing value of the index. Please see “Additional Provisions—The S&P 500® Index” below.
Index cutoff:	The index closing value for any day from and including the fifth index trading day prior to the related interest payment date for any interest period shall be the index closing value on such fifth index trading day prior to such interest payment date.
Redemption:	None
Day count fraction:	30/360
Business day convention:	Following
Accrual period convention:	Unadjusted
Specified currency:	U.S. dollars
Listing	The notes will not be listed on any securities exchange.
Denominations	$1,000 / $1,000
CUSIP / ISIN:	48126D7K9 / US48126D7K92
Book-entry or certificated note:	Book-entry
Business day:	New York

Fixed to Floating Rate Notes due October 23, 2028

Leveraged CMS Curve and S&P 500® Index Linked Notes

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. In Year 1, the notes pay interest at a rate of 9.00% per annum. Beginning October 23, 2014, interest will accrue on the notes for each day that the closing value of the S&P 500® Index is at or above the index reference level, at a variable rate per annum equal to 4 times the CMS reference level for the related quarterly interest period; subject to the maximum interest rate of 9.00% per annum per interest period and the minimum interest rate of 0.00% per annum. The floating interest rate is based on the CMS reference level and the level of the S&P 500® Index. If 30CMS is less than or equal to 2CMS on the applicable CMS reference determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for such interest period. In addition, if on any calendar day during the interest period the index closing value is less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” the accompanying prospectus supplement called “Description of Notes” and the accompanying product supplement no. 1-II called “Description of Notes,” subject to and as modified by the provisions described in these preliminary terms. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Additional Provisions

CMS Reference Level

What are the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”)?

The 30CMS is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS reference determination date, as determined by the calculation agent.

The 2CMS is the rate for U.S. dollar swap with a Designated Maturity of 2 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS reference determination date, as determined by the calculation agent.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

CMS Reference Determination Date

Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest period.

U.S. Government Securities Business Day

Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

On any CMS reference determination date, if the 30CMS or the 2CMS cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine such affected rate for such day on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such CMS reference determination date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such CMS reference determination date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

The S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading “The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

Index Closing Value Fallback Provisions

The index closing value on any calendar day beginning October 23, 2014 on which the index level is to be determined (each, an “index determination date”) will equal the official closing value of the index as published by the index publisher or its successor, or in the case of any successor index, the official closing value for any such successor index as published by the publisher of such successor index or its successor, at the regular weekday close of trading on that calendar day, as determined by the calculation agent; provided that the index closing value for any day from and including the fifth index trading day prior to the related interest payment date for any interest period shall be the index closing value in effect on such fifth index trading day prior to such interest payment date; provided further that if a market disruption event with respect to the index occurs on any index determination date or if any such index determination date is not an index trading day, the closing value of the index for such index determination date will be the closing value of the index on the immediately preceding index trading day on which no market disruption event has occurred or is continuing.  In certain circumstances, the index closing value shall be based on the alternate calculation of the index described under “General Terms of the Notes—Discontinuance of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1-II.

“Index trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for the index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

“Relevant exchange” means the primary exchange(s) or market(s) of trading for (i) any security then included in the index, or any successor index, and (ii) any futures or options contracts related to the index or to any security then included in the index.

For more information regarding market disruption events with respect to the index, discontinuance of the index and alteration of the method of calculation, see “General Terms of the Notes—Market Disruption Events” and “—Discontinuance of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1-II.

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during any quarter in the floating interest rate period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the notes are based both on the level of the CMS reference level on the applicable CMS reference determination date and on the total number of calendar days in a quarterly interest period on which the index closing value of the S&P 500® Index is greater than or equal to the index reference level.

The actual interest payments during the floating interest rate period will depend on the actual level of the CMS reference level on each CMS reference determination date and the index closing value of the S&P 500® Index on each day during the floating interest period. The applicable interest rate for each quarterly interest period will be determined on a per-annum basis but will apply only to that interest period. The table assumes that the interest period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Level	4 times CMS Reference Level	Hypothetical Interest Rate
		Number of accrual days on which the index closing value of the S&P 500® Index is greater than or equal to the index reference level
		0	10	20	30	50	75	90
-2.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.800%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.800%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
0.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
0.200%	0.80%	0.00%	0.0889%	0.1778%	0.2667%	0.4444%	0.6667%	0.8000%
0.400%	1.60%	0.00%	0.1778%	0.3556%	0.5333%	0.8889%	1.3333%	1.6000%
0.600%	2.40%	0.00%	0.2667%	0.5333%	0.8000%	1.3333%	2.0000%	2.4000%
0.800%	3.20%	0.00%	0.3556%	0.7111%	1.0667%	1.7778%	2.6667%	3.2000%
1.000%	4.00%	0.00%	0.4444%	0.8889%	1.3333%	2.2222%	3.3333%	4.0000%
1.200%	4.80%	0.00%	0.5333%	1.0667%	1.6000%	2.6667%	4.0000%	4.8000%
1.400%	5.60%	0.00%	0.6222%	1.2444%	1.8667%	3.1111%	4.6667%	5.6000%
1.600%	6.40%	0.00%	0.7111%	1.4222%	2.1333%	3.5556%	5.3333%	6.4000%
1.750%	7.00%	0.00%	0.7778%	1.5556%	2.3333%	3.8889%	5.8333%	7.0000%
1.800%	7.20%	0.00%	0.8000%	1.6000%	2.4000%	4.0000%	6.0000%	7.2000%
2.250%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%
2.300%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%
2.400%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%
2.600%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%
2.800%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%
3.000%	9.00%	0.00%	1.0000%	2.0000%	3.0000%	5.0000%	7.5000%	9.0000%

If 30CMS is less than or equal to 2CMS on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% and no interest will accrue on the notes for such interest period regardless of the total number of calendar days in the interest period on which the index closing value of the S&P 500® Index is greater than or equal to the index reference level.

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

Historical Information

The CMS Reference Level

The following graph sets forth the historical difference between the 30CMS and the 2CMS for the period from January 2, 1998 to September 20, 2013 (the “historical period”). The historical difference between the 30CMS and the 2CMS should not be taken as an indication of the future performance of the CMS reference level. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the index closing values or the leverage factor. We cannot give you any assurance that the level of the CMS reference level will be positive on any CMS reference determination date. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets.

*The bold line in the graph indicates the CMS reference strike of 0.00%.

Historical period
Total number of days in historical period	4,102
Number of days CMS reference level was greater than 0.00%	4,093
Number of days CMS reference level was less than or equal to 0.00%	9

The historical performance shown above is not indicative of future performance. The CMS reference level may be negative on one or more specific CMS reference determination dates during the floating interest rate period even if the level of the CMS reference level is generally positive and, moreover, the level of the CMS reference level has in the past been, and may in the future be, negative.

If the level of the CMS reference level is negative on any CMS reference determination date during the floating interest rate period, you will not receive any interest for the related interest period. Moreover, even if the level of the CMS reference level is positive on any such CMS reference determination date, if the index closing value is less than the index reference level on any day during the interest period, you will not receive any interest with respect to such day, and if the index closing value remains below the index reference level for each day in the applicable interest period, you will receive no interest for that interest period.

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

The S&P 500® Index

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, for each quarter in the period from January 2, 2008 through September 20, 2013. The graph following the table sets forth the daily index closing values for the period from January 2, 1998 through September 20, 2013. The index closing value on September 20, 2013 was 1,709.91. The historical index closing values should not be taken as an indication of future performance, and we cannot give you any assurance that the index closing value will be higher than the index reference level on any index determination date during the floating interest rate period in which you are paid the floating interest rate. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the CMS reference level or the leverage factor. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

S&P 500® Index	High	Low	Period End
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter (through September 20, 2013)	1,725.52	1,614.08	1,709.91

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

Historical Performance of the S&P 500® Index
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Index Level
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Jan-12
Source: Bloomberg

*The bold line in the graph indicates the index reference level of 1,282.433 (75% of the S&P 500® Closing Level on September 20, 2013 of 1,709.91)

Historical period
Total number of days in the historical period, beginning on March 8, 1999**	3,660
Number of days on or after March 8, 1999 that the index was greater than or equal to 1,282.433 (75% of the index closing level on September 20, 2013)	1,587
Number of days on or after March 8, 1999 that the index was less than 1,282.433 (75% of the index closing level on September 20, 2013)	2,073

** From the inception of the S&P 500® Index until March 8, 1999, its closing value was less than 1,282.433

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Fixed to Floating Rate Notes due October 23, 2028 Leveraged CMS Curve and S&P 500® Index Linked Notes

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪	The Notes Are Not Ordinary Debt Securities; The Interest Rate On The Notes During the Floating Interest Rate Period Is Not Fixed But Is Variable. The rate of interest paid by us on the notes for each interest period during the floating interest rate period is not fixed, but will vary depending on the CMS reference level on the applicable CMS reference determination date and the daily fluctuations in the index. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the CMS reference level and the index closing value, the interest rate on the notes does not track the CMS reference level or the index. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
▪	If There Are No Accrual Days In Any Interest period During The Floating Interest Rate Period, We Will Not Pay Any Interest On The Notes For That Interest period And The Market Value Of The Notes May Decrease Significantly. It is possible that the CMS reference level will be less than the CMS reference strike or that the index closing value will be less than the index reference level for so many days during any quarterly interest period during the floating interest rate period, that the interest payment for that quarterly interest period will be less than the amount that would be paid on an ordinary debt security and may be zero. In addition, to the extent that the CMS reference level is less than the CMS reference strike on the applicable CMS reference determination date or that the index closing value is less than the index reference level on any number of days during the interest rate period, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.
▪	The Index Closing Value For Any Day From And Including The Fifth Index trading day Prior To The Interest Payment Date Of An Interest period During The Floating Interest Rate Period Will Be The Index Closing Value For Such Fifth Day. Because the index closing value for any day from and including the fifth index trading day prior to the interest payment date of an interest period during the floating interest rate period will be the index closing value on such fifth day, if the index closing value for that index trading day is less than the index reference level, you will not receive any interest in respect of any days on or after that fifth index trading day to but excluding the interest payment date even if the index closing value as actually calculated on any of those days were to be greater than or equal to the index reference level.
▪	The Amount Of Interest Payable On The Notes In Any Quarter Is Capped. The interest rate on the notes for each quarterly interest period during the floating interest rate period is capped for that quarter at the maximum interest rate of 9.00% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference level above a level of 2.25% on any CMS reference determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $22.50 for each $1,000 stated principal amount of notes. Accordingly, you would receive less than 9.00% per annum interest for any given full year even when the CMS reference level is much greater than 2.25% on the CMS reference determination date for one or more quarterly interest period during that year if the CMS reference level on the CMS reference determination date with respect to any other quarter is below 2.25%. You would also receive less than 9.00% per annum interest if the index closing value is not at or above the index reference level on any day during the interest periods so that you do not accrue interest with respect to such day, as you will not receive the full benefit of the increase in the CMS reference level in the outperforming quarter due to the interest rate cap.
▪	The Notes Are Subject To The Credit Risk Of JPMorgan Chase & Co., And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes. The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
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▪	Economic interests of the issuer, the calculation agent, the agent of the offering of the notes and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent will determine the interest payable on the notes on each interest payment date. Determinations made by the calculation agent may affect your interest payments on any interest payment date. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index or the notes. Moreover, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.
▪	JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes. JPMS’s estimated value is only an estimate using several factors. The issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates and/or an unaffiliated third-party hedge provider expects to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Additional Information about the notes — JPMS’s estimated value of the notes” in this document.
▪	JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates. JPMS’s estimated value of the notes is determined, in part, by reference to a valuation provided by an unaffiliated third party, which will act as a hedge provider to hedge a portion of our obligations under the notes, when the terms of the notes are set based on that unaffiliated third party’s internal pricing models. This valuation is based on market conditions and other relevant factors existing at that time and that unaffiliated third party’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Additional Information about the notes — JPMS’s estimated value of the notes” in this document.
▪	JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. In addition, JPMS’s estimated value might be lower if it were based on the interest rate implied by our conventional fixed-rate credit spreads. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Additional Information about the notes — JPMS’s estimated value of the notes” in this document.
▪	The published value of the notes (which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period. We generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Additional Information about the notes — Secondary market prices of the notes” in this document for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the published value of the notes (which may be shown on your customer account statements).
▪	Secondary market prices of the notes will likely be lower than the issue price of the notes. Any secondary market prices of the notes will likely be lower than the issue price of the notes because, among other things,
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secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Secondary trading may be limited” below.

▪	Secondary market prices of the notes will be impacted by many economic and market factors. The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the index closing value, including:
o	any actual or potential change in our creditworthiness or credit spreads,
o	customary bid-ask spreads for similarly sized trades,
o	secondary market credit spreads for structured debt issuances,
o	the actual and expected volatility of the CMS rates,
o	the actual and expected volatility of the underlying index,
o	dividend rates on the equity securities included in the underlying index,
o	interest and yield rates in the market,
o	time remaining until the notes mature, and
o	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

▪	Hedging or trading activities by the calculation agent and its affiliates could potentially affect the value of the notes. The hedging or trading activities of the issuer’s affiliates and/or the unaffiliated third-party hedge provider with respect to the notes on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the index reference level and, consequently, the closing value at or above which the index must remain to be an accrual day for purposes of an interest payment. It is possible that such hedging or trading activities could result in substantial returns for us, our affiliates or the unaffiliated third-party hedge provider while the value of the notes declines.
▪	The Historical Performance Of 30CMS, 2CMS And The Index Are Not An Indication Of Their Future Performance. The historical performance of 30CMS, 2CMS and the S&P 500® Index should not be taken as an indication of their future performance during the term of the notes. Changes in the levels of 30CMS, 2CMS and the S&P 500® Index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS reference level will be positive and the index closing value will be equal to or greater than the index reference level on any CMS reference determination date during the floating interest rate period. Furthermore, the historical performance of the CMS reference level and the index does not reflect the return the notes would have had because they do not take into account each other’s performance, the leverage factor or the maximum interest rate.
▪	These notes may be riskier than notes with a shorter term. By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 7.00% per annum, but a debt security issued in the then current market could yield an interest rate of 8.50% per annum, your note may be less valuable if you tried to sell your note in the secondary market.
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▪	The market price of the notes is influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including: (i) changes in (and volatility of) U.S. interest rates, (ii) the likelihood, or expectation, that the notes will be redeemed by us prior to maturity, (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) a variety of economic, financial, regulatory and judicial events and (v) time remaining to maturity.
▪	THE CMS reference Level WILL BE AFFECTED BY A NUMBER OF FACTORS. The amount of interest, if any, payable on the notes during the floating interest rate period will be based, in part, on the CMS reference level on the applicable CMS reference determination date. A number of factors can affect the CMS reference level by causing changes in the relative values of the 30CMS and the 2CMS including, but not limited to:
o	changes in, or perceptions, about future CMS Rates;
o	general economic conditions;
o	prevailing interest rates; and
o	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

▪	THE 30CMS and the 2CMS MAY BE VOLATILE. The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
o	sentiment regarding underlying strength in the U.S. and global economies;
o	expectation regarding the level of price inflation;
o	sentiment regarding credit quality in U.S. and global credit markets;
o	central bank policy regarding interest rates; and
o	performance of capital markets.
▪	No dividend payments or voting rights. As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the S&P 500® Index would have.
▪	Secondary trading may be limited. The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. The price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.
▪	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.
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JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this document is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Risk Factors — JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from a valuation provided by an unaffiliated third party, which will act as a hedge provider to hedge a portion of our obligations under the notes, based on that unaffiliated third party’s internal pricing models. This valuation is dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Risk Factors — JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates.”

JPMS’s estimated value of the notes will be lower than the issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates and/or the unaffiliated third-party hedge provider expects to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates and the unaffiliated third-party hedge provider will retain any profits realized in hedging our obligations under the notes. See “Risk Factors — JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes” in this document.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate will enter into swap agreements or related hedge transactions with an unaffiliated counterparty in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-II.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Secondary market prices of the notes will be impacted by many economic and market factors” in these preliminary terms. In addition, we generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expects to earn a profit in connection with its hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. Unaffiliated third party broker-dealers may provide secondary prices for the notes. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — The published value of the notes (and which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes.

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The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” in these preliminary terms for an illustration of the risk-return profile of the notes.

The issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates and/or the unaffiliated third-party hedge provider expects to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by these preliminary terms, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page 26 of the accompanying product supplement no. 1-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Tax Considerations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original discount issue, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the original issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules. Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Considerations”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read these preliminary terms together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013 and underlying supplement no. 1-I dated November 14, 2011.

These preliminary terms, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying underlying supplement no. 1-I and in the accompanying product supplement no. 1-II. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

• Product supplement no. 1-II dated April 5, 2013:

http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf

• Prospectus supplement dated November 14, 2011:

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http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

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